EF Hutton,

Division of Benchmark Investments, LLC

590 Madison Avenue, 39th Floor

New York, NY 10022

July 11, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Treasure Global Inc

Registration Statement on Form S-1, as amended

Initially Filed April 19, 2022

File No. 333-264364

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), EF Hutton, division of Benchmark Investments, LLC, as representative of the several underwriters, hereby joins Treasure Global Inc (the “Company”) in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1, as amended (File No. 333-264364) (the “Registration Statement”), to become effective on Wednesday, July 13, 2022, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Carmel, Milazzo & Feil LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.

The undersigned advises that it has complied and will continue to comply, and that it has been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

EF Hutton, division of Benchmark Investments, LLC

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal